September 30, 2025

Joseph Tucker, Ph.D.
Chief Executive Officer
Enveric Biosciences, Inc.
245 First Street, Riverview II, 18th Floor
Cambridge, MA, 02142

        Re: Enveric Biosciences, Inc.
            Registration Statement on Form S-3
            Filed September 29, 2025
            File No. 333-290580
Dear Joseph Tucker Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Bradley J. Wyatt, Esq.